October 1, 2024

Zhi Feng Ang
Chief Financial Officer
VCI Global Limited
B03-C-8 & 10, Menara 3A
KL Eco City, No.3 Jalan Bangsar
59200 Kuala Lumpur
Malaysia

       Re: VCI Global Limited
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Response dated September 6, 2024
           File No. 001-41678
Dear Zhi Feng Ang:

       We have reviewed your September 6, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 21, 2024 letter.

Form 20-F for the Fiscal Year Ended December 31, 2023
Item 15. Controls and Procedures, page 61

1. We note your proposed disclosure in response to our prior comment 2 states your internal controls over financial reporting has been audited by WWC, P.C., an independent registered public accounting firm. Please include their report in your amendment or remove this statement. Refer to Item 15(b)(4) and Item 15(c) of Form
20-F.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-6

2. We reviewed your response to prior comment 4. Please consider revising the line item description to more accurately indicate the nature of the cash flows. October 1, 2024
Page 2

Note 28. Income Tax Expense, page F-39

3. We note your response to our prior comment 6. Please expand your disclosure in future filings to explain the nature of, and reason for, the "non-taxable income" and "unabsorbed tax losses."
General

4. When filing your amended 20-F, please include the entirety of Parts I, II and III, including any exhibits that require updating (i.e., certifications pursuant to sections 302 and 906 of the Sarbanes-Oxley Act of 2002).
       Please contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services